<u>**EIGHTH AMENDMENT TO CREDIT AGREEMENT**</u>
<u>**Between U.S. BANK NATIONAL ASSOCIATION, as Agent, the Other Lenders**</u>
<u>**and**</u>
<u>**PREMIUM STANDARD FARMS, INC**</u>.
<u>**Dated August 27, 1997**</u>

This Eighth Amendment to Credit Agreement (this "**Amendment**") is made as of the 27th day September, 2002 by and among PREMIUM STANDARD FARMS, INC., a Delaware corporation and a wholly owned subsidiary of the Guarantor ("**Premium**"), PREMIUM STANDARD FARMS OF NORTH CAROLINA, INC., a Delaware corporation, and a wholly-owned subsidiary of Premium ("**PSF-NC**", formerly referred to as "Asset Sub C"), LUNDY INTERNATIONAL, INC., a North Carolina corporation and a wholly owned subsidiary of PSF-NC ("**Lundy International**"), and LPC TRANSPORT, INC., a Delaware corporation and a wholly-owned subsidiary of Premium ("**LPC**", formerly referred to as "Asset Sub D", and collectively with Premium, PSF-NC, and Lundy International, the "**Borrower**"), the financial institutions listed on the signature pages hereof (being all of the "**Lenders**"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association (as successor to U.S. Bancorp Ag Credit, Inc., f/k/a FBS Ag Credit, Inc. a Colorado corporation) in its capacity as Agent for the Lenders (the "**Agent**"), under the Credit Agreement dated as of August 27, 1997 (as the same has been and may be amended, replaced, restated and/or supplemented from time to time, the "**Credit Agreement**").

<u>RECITALS</u>

A. Capitalized terms used and not defined in this Amendment shall have the meanings given to such terms in the Credit Agreement, as amended by this Amendment.

B. The Borrower and the Lenders desire to increase the maximum amount of the Revolving Loan Commitments and to otherwise amend the Credit Agreement.

NOW THEREFORE, in consideration of the foregoing and of the terms and conditions contained in the Credit Agreement and this Amendment, and of any loans or extensions of credit or other financial accommodations heretofore, now or hereafter made to or for the benefit of Borrower by the Agent and the Lenders, Borrower, the Agent and the Lenders agree as follows:

1. <u>New and Amended Defined Terms</u>. <u>Section 1.1</u> of the Credit Agreement, <u>Defined Terms</u>, is amended to amend the following definitions, which shall read in full as follows:

"Applicable Margin" shall mean with respect to Revolving Loans or Term Loans, which are Base Rate Loans or LIBOR Rate Loans, or with respect to fees for non-use of the Revolving Loan Commitments, the rates per annum set forth below for the then applicable Financial Performance Level:

Revolving Loans:

Financial Performance Level	Base Rate	LIBOR Rate	Non-Use Fee
Level 1	1.50%	3.00%	0.625%
Level 2	1.25%	2.75%	0.500%
Level 3	1.00%	2.50%	0.375%
Level 4	0.75%	2.25%	0.375%
Level 5	0.50%	2.00%	0.250%
Level 6	0.25%	1.75%	0.250%
Level 7	0.00%	1.50%	0.250%

Term Loans:

Financial Performance Level	Base Rate	LIBOR Rate
Level 1	1.625%	3.125%
Level 2	1.375%	2.875%
Level 3	1.125%	2.625%
Level 4	0.875%	2.375%
Level 5	0.625%	2.125%
Level 6	0.375%	1.875%
Level 7	0.125%	1.625%

Subject to the last sentence of this paragraph, the Agent will review the Borrower's financial performance as of each fiscal quarter end after its receipt of the Borrower's financial statements and compliance certificate for such fiscal quarter, and will confirm the Borrower's determination as to whether the Borrower's Financial Performance Level for such fiscal quarter was Level 1, Level 2, Level 3, Level 4, Level 5, Level 6, or Level 7. As so confirmed by the Agent, the Borrower's Financial Performance Level will determine the Applicable

Margin effective for Revolving Loans, Term Loans and the fees for non-use of the Revolving Loan Commitments for the three month period beginning on the tenth day of the month following the month in which the Agent receives such quarterly financial statements if the Agent receives such quarterly financial statements prior to the last five (5) Business Days of the month following the end of such fiscal quarter. If the Agent receives such quarterly financial statements during the last five (5) Business Days of the month following the end of such fiscal quarter, any reduction in the Applicable Margin will be delayed until the tenth day of the second month following the month in which the Agent receives such quarterly financial statements, but any increase in the Applicable Margin will be effective retroactively to the tenth day of the month following the month in which the Agent receives such quarterly financial statements. If the Agent does not receive such quarterly statements prior to the end of the month following the end of such fiscal quarter, the Borrower's Financial Performance Level shall be deemed to be Level 1 retroactively beginning with the tenth day of the second month following the end of such fiscal quarter. Notwithstanding the foregoing, Borrower's Financial Performance Level shall be Level 1, effective as of September 27, 2002, and shall remain at Level 1 until it is changed according to the following: On the earlier of (a) the end of the fiscal quarter in which Borrower makes the Quarterly Payment Election, or (b) the fiscal quarter ending September 30, 2003, the terms of this paragraph that precede this sentence shall apply in order to determine the Borrower's Financial Performance Level.

"**Debt Ratio**" shall mean for any period of determination, the ratio of: (a) the amount of Borrowers' consolidated interest bearing debt outstanding at the end of such period; over (b) the amount of Borrowers' consolidated interest bearing debt outstanding at the end of such period plus the amount of Borrowers consolidated shareholders equity at the end of such period.

"**Excess Cash Flow**" shall mean, during each four fiscal quarter period of Borrower ending on March 29, 2003 and September 27, 2003, and determined on a consolidated basis, Borrower's (i) EBITDA during such period, (ii) minus capital losses on the sale of assets to the extent not included in the calculation of EBITDA (iii) minus the amount of cash taxes paid during such period, (iv) minus the amount of cash interest paid during such period, (v) minus capital expenditures and net expenditures on breeding stock during such period; (vi) plus capital expenditure and breeding stock financing during such period; (vii) minus, the amount of principal paid (or due to be paid) during such period with respect to debt (excluding principal payments of the Revolving Loans or trade payables, but including payments of the Term Loans in respect of Excess Cash Flow).

"**Quarterly Payment Election**" shall mean (a) a written notice by Borrower to the Agent on or before June 30, 2003, stating that the Borrower elects to make the quarterly payments as required by Section 4.3(b)(i); and (b) immediate payment by Borrower of the Term Loans in an amount equal to (i) the quarterly payments that were not made under Section 4.3(b)(i) to the date of such written notice, minus (ii) the amount of the payments made by the Borrower in accordance with Section 4.3(c) to the date of such written notice

"**Revolving Loan Commitment**" shall mean as to any Lender, such Lender's Pro Rata Percentage of $150,000,000 as set forth opposite such Lender's name under the heading "Revolving Loan Commitments" on Exhibit 1H-2, as such amount may be reduced or terminated from time to time pursuant to Section 4.4 or 11.1, and "**Revolving Loan Commitments**" shall mean collectively, the Revolving Loan Commitments for all the Lenders.

3.   Temporary Borrowing Base Reserve. The definition of Borrowing Base as set forth in the Credit Agreement notwithstanding, the Borrowing Base (as defined) shall, during the period from September 27, 2002 through the earlier of (a) the date on which Borrower makes the Quarterly Payment Election, or (b) the fiscal quarter ending September 30, 2003, be reduced, in respect of the regularly scheduled interest payments due on Borrower's Senior Notes, as follows: until payment of the interest due December 15, 2002, by $16,187,500, and thereafter until payment of the interest due June 15, 2003, by $8,093,750, and thereafter, the Borrowing Base shall not be reduced.

4.   Amendment of Purpose. Any term of the Credit Agreement notwithstanding, including Section 2.5 of the Credit Agreement, Purpose, the purpose of the Revolving Loans shall be to provide working capital for the Borrower's hog production and processing operations and to provide funds for Borrower's capital improvements within the covenant limitations.

5.   Mandatory Payments on the Loans. Section 4.3 of the Credit Agreement is amended to read in full as follows:

4.3   Mandatory Payments on the Loans.

(a)   If at any time the aggregate principal amount of all Revolving Loans, plus the aggregate face amount of all outstanding LC's, exceeds the lesser of the Borrowing Base or the Revolving Loan Commitments, then the Borrower shall within three (3) Business Days, either (i) pay to the Agent for the ratable account of each Lender the amount of such excess as a payment on the Revolving Loans, or (ii) otherwise eliminate such excess by providing to the Agent an updated borrowing base certificate.

(b)   (i) The Borrower shall pay to the Agent for the ratable account of each Lender as payment on the Term Loans, quarterly payments in the amount of $6,250,000 each, payable on the last day of each quarter, commencing on December 31, 2000; (ii) provided, however, unless Borrower makes the Quarterly Payment Election, such quarterly payments shall not be due and payable on September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003.

(c)   In lieu of the quarterly payments that would otherwise be required on September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003, and unless Borrower makes the Quarterly Payment Election, mandatory prepayments of the principal amount outstanding under the Term Loans shall be payable as follows: On or before the 30th day after March 29, 2003 and September 27, 2003, an amount equal to any and all Excess Cash Flow, but not to exceed $25,000,000 in the aggregate.

(d)   Anything herein or in any other Financing Agreement to the contrary notwithstanding, all principal and interest remaining unpaid on the Revolving Loans on the Revolving Maturity Date, shall be immediately due and payable. Anything herein or in any other Financing Agreement to the contrary notwithstanding, all principal and interest remaining unpaid on the Term Loans on the Term Maturity Date, shall be immediately due and payable.

6.   Financial Covenants and Ratios. Section 9.6 of the Credit Agreement is amended to read in full as follows:

9.6   Financial Covenants and Ratios.

The Borrower shall maintain:

(a)   as of the end of the second quarter in fiscal year 2003 of Borrower and each fiscal quarter of Borrower thereafter, a minimum Tangible Net Worth of not less than $235,000,000, plus 50% of the positive cumulative fiscal year end audited net income for Fiscal Year 2003 and each Fiscal Year thereafter;

(b)   as of the end of each fiscal quarter of Borrower, a minimum Working Capital of not less than $35,000,000;

(c)   minimum rolling four quarter EBITDA, as of the end of Borrower's fiscal quarters, as follows: (i) $0 as of the end of the fourth quarter in fiscal year 2003; (ii) negative $3,000,000 as of the end of the first quarter in fiscal year 2004; (iii) $10,000,000 as of the end of the second quarter in fiscal year 2004; (iv) $30,000,000 as of the end of the third quarter in fiscal year 2004; (v) $45,000,000 as of the end of the fourth quarter in fiscal year 2004; (vi) $75,000,000 as of the end of each fiscal quarter thereafter;

(d)   a maximum Leverage Ratio as of the end of Borrower's fiscal quarters as follows: (i) 8.00 to 1.0 as of the end of the fourth quarter in fiscal year 2004; and (ii) 5.00 to 1.00 as of the end of each fiscal quarter thereafter;

(e)   a minimum Cash Interest Coverage Ratio as of the end of each of Borrower's fiscal quarters as follows: (i) 1.25 to 1.0 as of the end of the third quarter in fiscal year 2004; (ii) 1.75 to 1.0 as of the end of the fourth quarter in fiscal year 2004; and (iii) 2.50 to 1.00 as of the end of each fiscal quarter thereafter; and

(f)   a maximum Debt Ratio as of the end of Borrower's fiscal quarters as follows: 0.58 to 1.0 as of the end of the second quarter in fiscal year 2003 and each fiscal quarter thereafter.

7.   Capital Investment Limitations. Section 10.7 of the Credit Agreement is amended to read in full as follows:

10.7 Capital Investment Limitations .

The Borrower shall not purchase, invest in or otherwise acquire additional real estate, equipment or other fixed assets (other than the replacement of breeding animals in the ordinary course of business) which would cause its Capital Spending Amount in any one Fiscal Year, beginning with fiscal year 2003, to exceed $23,000,000 during fiscal year 2003 and $27,000,000 during any fiscal year thereafter. Provided, however 35% of the unused amount of the limit for Borrower's 2003 Fiscal Year and the Borrower's Fiscal Years thereafter may be carried forward into the Borrower's 2004 Fiscal Year and into the following Fiscal Years, respectively.

8.   Exhibit 9E to the Credit Agreement, Form of Compliance Certificate, is replaced with Exhibit 9F to this Amendment.

9.   Conditions and Payment of Amendment and Commitment Increase Fees. This Amendment shall become effective upon the satisfaction of the following conditions: (i) the execution and delivery of this Amendment, together with Officers' Certificates of Resolutions authorizing the execution of this Amendment, and (ii) the payment by Borrower to the Agent for distribution to the Lenders (based on their

respective Pro Rata Percentages of the Commitments as they exist prior to this Amendment), of an amendment fee in the amount of Five Hundred Eighty Five Thousand Nine Hundred Thirty Eight Dollars ($585,938), and the payment by Borrower to the Agent for distribution to the Lenders that have increased their Revolving Loan Commitment under this Amendment (based on their respective pro rata share of the total increase in the Revolving Loan Commitments of $50,000,000), of an commitment increase fee in the amount of Five Hundred Thousand Dollars ($500,000), which fees shall be fully earned as of the date of this Amendment and, at the option of the Agent, shall be paid by Agent initiated Loans.

       10.   <u>Incorporation of Credit Agreement</u>. The parties agree that this Amendment shall be an integral part of the Credit Agreement, that all of the terms set forth therein are incorporated in this Amendment by reference, and that all terms of this Amendment are incorporated therein as of the date of this Amendment. All of the terms and conditions of the Credit Agreement, which are not modified in this Amendment, shall remain in full force and effect. To the extent the terms of this Amendment conflict with the terms of the Credit Agreement, the terms of this Amendment shall control.

       11.   <u>Counterpart and Facsimile Signatures</u>. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original (whether such counterpart is originally executed or an electronic or facsimile copy of an original) and all of which shall constitute together but one and the same document.

[The rest of this page is intentionally left blank – Signature pages follow]

[Signature page to Eighth Amendment]

IN WITNESS WHEREOF, the parties hereto have executed this Eighth Amendment to Credit Agreement as of the day and year first above written.

PREMIUM STANDARD FARMS, INC., a Delaware corporation

ATTEST:

By: _____
Its: _____

By: _____
Its: _____

LUNDY INTERNATIONAL, INC., a North Carolina corporation

ATTEST:

By: _____
Its: _____

By: _____
Its: _____

PREMIUM STANDARD FARMS OF NORTH CAROLINA, INC., a Delaware corporation

ATTEST:

By: _____
Its: _____

By: _____
Its: _____

LPC TRANSPORT, INC., a Delaware corporation

ATTEST:

By: _____
Its: _____

By: _____
Its: _____

U.S. BANK NATIONAL ASSOCIATION, as Agent and as a Lender
950 17th Street, Suite 350
Denver, Colorado 80202

By: _____
Its: _____

[Signature page to Eighth Amendment]

FARM CREDIT SERVICES OF WESTERN MISSOURI, PCA

By: _____
Its: _____

HARRIS TRUST AND SAVINGS BANK

By: _____
Its: _____

FARM CREDIT SERVICES OF AMERICA, FLCA

By: _____
Its: _____

FIRST NATIONAL BANK OF OMAHA

By: _____
Its: _____

LASALLE BANK NATIONAL ASSOCIATION

By: _____
Its: _____

COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., "RABOBANK INTERNATIONAL", NEW YORK BRANCH

By: _____
Its: _____

By: _____
Its: _____

<u>ACKNOWLEDGMENT OF GUARANTOR</u>

The undersigned Guarantor acknowledges the foregoing Eighth Amendment to Credit Agreement and consents to all of the terms and provisions thereof.

PSF GROUP HOLDINGS, INC., a Delaware corporation

ATTEST:

By: _____   **By:** _____
Its: _____   **Its:** _____